Filed Pursuant to Rule 253(g)(2)
File No. 024-10583

MOGULREIT I, LLC

SUPPLEMENT NO. 3 DATED SEPTEMBER 1, 2016
TO THE OFFERING CIRCULAR DATED AUGUST 15, 2016

This document supplements, and should be read in conjunction with, the offering circular of MogulREIT I, LLC (“we”, “our”, “us” or the “Company”), dated August 15, 2016, as previously supplemented, and filed by us with the Securities and Exchange Commission (the “SEC”) on August 15, 2016 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to clarify, in light of Securities Act Industry Guide 5 and Corporate Finance Guidance:  Topic No. 6 (Staff Observations Regarding Disclosures of Non-Traded Real Estate Investment Trusts) (“Topic 6”), the two undertakings in the section entitled Offering Circular Supplements and Post-Qualification Amendments on page 156 of the Offering Circular.

First Undertaking

The first undertaking generally requires the Company, during the distribution period, (1) to file with the SEC a supplement regarding the probable acquisition of certain real estate-related assets, (2) to consolidate all such supplements in a post-qualification amendment to be filed with the SEC at least once every three months, and (3) to provide the information contained in the amendment to shareholders simultaneously with the amendment’s filing with the SEC.

The Company is interpreting its requirement to file a supplement to when there is a reasonable probability that it will acquire a significant property, as such term is interpreted by the SEC staff in Topic 6, which refers to the Division of Corporate Finance’s Financial Reporting Manual (a “Significant Property”).   As a general matter, during the distribution period a Significant Property, for purposes of this first undertaking, exists when the property (i) represents 10% or more of the Company’s total assets, (ii) is one of a group of properties purchased from a single seller that in the aggregate represent 10% or more of the Company’s total assets, or (iii) is one of a group of related properties that in the aggregate represent 10% or more of the Company’s total assets.  For purposes of prong (ii) of this test, the Company will treat a borrower on the loan as the seller, even if an affiliate of the Company originates or otherwise acquires the loan and resells it to the Company.   In determining its total assets during the distribution period, the Company will calculate its total assets as of the acquisition date of a Significant Property and will include in its calculation the proceeds (net of commissions) in good faith expected to be raised in the offering over the next 12 months.

Further, the Company will satisfy the requirement to provide the post-qualification amendment to shareholders by posting the post-qualification amendment to the offering statement, which contains the Offering Circular, along with the Offering Circular to www.realtymogul.com/mogulreit.

Second Undertaking

The second undertaking generally requires the Company, after the end of the distribution period, (1) to file with the SEC a current report on Form 1-U containing financial statements and other required information for certain acquisitions, and (2) to provide the information contained in the current report to shareholders at least once each quarter.

The Company is interpreting its requirement to file a current report on Form 1-U to when it acquires a Significant Property after the distribution period.  As a general matter, a Significant Property acquired after the distribution period, for purposes of this second undertaking, is one that represents 10% or more of the Company’s total assets.  The Company will satisfy the requirement to provide the current report on Form 1-U to shareholders by posting it, along with the Offering Circular, to www.realtymogul.com/mogulreit.